Exhibit 99.2

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month periods ended May 31, 2024

Management’s Discussion and Analysis May 31, 2024

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended May 31, 2024, as well as the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2023. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company’s profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities through July 12, 2024, unless otherwise indicated. References to the 3rd quarter of 2024 or Q3 2024, and references to the 3rd quarter of 2023 or Q3 2023 mean the three months ended May 31, 2024, and May 31, 2023, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 42.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. William van Breugel, P.Eng, BASc (Hons), technical advisor to TRX Gold Corporation, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this MD&A.

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Management’s Discussion and Analysis May 31, 2024

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the period ended May 31, 2024. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines.

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20201, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20201 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

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1 See Cautionary Statement

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Management’s Discussion and Analysis May 31, 2024

Highlights – Third Quarter and Year to Date 2024

During Q3 2024 the Company continued to use cash flow generated from mining operations to fund additional growth at Buckreef Gold. During Q3 2024, the Company recorded: (i) production of 4,628 ounces of gold, (ii) revenue of $10.1 million, (iii) gross profit of $4.4 million, (iv) operating cashflow of $3.1 million, and (v) Adjusted EBITDA1 of $3.9 million. The Company reinvested $3.3 million during the quarter to continue to advance construction on the project aimed at expanding annual processing plant throughput by 75-100%. During Q3 2024, the Company began commissioning of the additional 1,000 tonnes per day (“tpd”) capacity milling circuit. Following final commissioning (expected in early Q4 2024), the expanded milling circuit will have 2,000 tpd of nameplate processing capacity, which is expected to significantly benefit plant throughput, gold recovery and gold production. During Q3 2024 the Company completed construction of the new crushing circuit as part of the plant expansion project to 2,000 tpd. The expanded crushing system is now operational and has been fully commissioned. Subsequent to Q3 2024, the Company began to realize the benefits of the expanded crushing and milling circuit. Following wet commissioning in June 2024, plant mill throughput has increased to an average of 1,750 tpd, reaching a maximum of 1,873 tpd. This reflects a 116% increase in throughput relative to Q3 2024, on average, while undergoing wet commissioning. Once the additional carbon-in-leach (“CIL”) tanks are completed and fully commissioned (expected in early Q4 2024), it is expected that the expanded processing plant will begin to achieve 2,000 tpd of processing capacity. These positive results continue to demonstrate the growth potential at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q3 2024 and Year to Date 2024 include:

•	During Q3 2024, the Company poured 4,628 ounces of gold, recognizing revenue of $10.1 million, gross profit of $4.4 million (43%), operating cashflow of $3.1 million and Adjusted EBITDA[2] of $3.9 million. The increase in revenue, gross profit and Adjusted EBITDA[1] compared to the prior year comparative period is primarily related to an increase in average realized price, partially offset by slightly lower gold production and lower ounces of gold sold. During the period, the Company sold 4,515 ounces of gold (Q3 2023: 4,810 ounces) at an average realized price (net)[1] of $2,270 per ounce (Q3 2023: $1,959 per ounce).

•	Year to date, the Company poured and sold 13,622 and 13,361 ounces of gold respectively, resulting in revenue of $27.5 million, gross profit of $11.3 million (41%), operating cash flow of $9.3 million and Adjusted EBITDA[1] of $9.1 million.

•	During Q3 2024 the Company began commissioning of the new 1,000 tpd capacity milling circuit at Buckreef Gold. Following final commissioning (expected in early Q4 2024), the expanded milling circuit will have 2,000 tpd of nameplate processing capacity, which is expected to significantly benefit plant throughput, gold recovery and gold production beginning in Q4 2024 and into fiscal 2025 (“F2025”).

•	As part of an initial phase of the plant expansion project to 2,000 tpd, during Q3 2024 the Company completed construction of the new crushing circuit. The expanded crushing system is now operational and has been fully commissioned. The crushing circuit has been consistently averaging 2,000 tpd of crushed material, reaching a maximum of 2,470 tpd. The new crushing circuit is expected to produce a finely crushed ore ‘product’ suitable for the existing and future ball mills. It is expected that the new crushing circuit will help drive increased throughput and recovery percentages and will provide capacity for increased production. It is also expected to improve options for material handling, provide equipment redundancy to eliminate or reduce plant downtime, and improve grind size allowing for more efficient, cost-effective processing of sulphide ore.

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Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 42.

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Management’s Discussion and Analysis May 31, 2024

Commissioning Begins at Newly Expanded 2,000 TPD Plant

•	During Q3 2024 the Company began commissioning of the additional 1,000 tpd capacity milling circuit at Buckreef Gold. Over the past few months, technical teams onsite have been working diligently to complete the final phase of the mill expansion, including finalizing the installation and optimization of the new crushing circuit. Following final commissioning (expected in early Q4 2024), the expanded milling circuit will have 2,000 tpd of nameplate processing capacity, which is expected to significantly benefit plant throughput, gold recovery and gold production beginning in Q4 2024 and into fiscal 2025 (“F2025”).

•	The newly expanded processing plant is now operational and is currently undergoing wet commissioning. During this commissioning phase, the expanded processing plant has been consistently achieving, on average, 1,750 tpd of mill throughput, reaching a maximum of 1,873 tpd, a 116% increase over Q3 2024, and is ramping up towards final commissioning. The Company is currently finalizing some minor welding work on the CIL tanks, and some ancillary electrical work on the agitators and intertank screens. Once the additional CIL tanks are completed and fully commissioned, it is expected that the expanded processing plant will begin to achieve 2,000 tpd of processing capacity. Final commissioning is expected early in Q4 2024.

•	As part of an initial phase of the plant expansion project to 2,000 tpd, during Q3 2024 the Company completed construction of the new crushing circuit. The expanded crushing system is now operational and has been fully commissioned. The crushing circuit has been consistently achieving an average of 2,000 tpd of crushed material, reaching a maximum of 2,470 tpd. The new crushing plant, combined with the old crushing circuit, is rated to process 3,600 to 4,800 tpd of ore at full capacity with new equipment comprising: run-of-mine (“ROM”) bin, apron feeder, conveyors, vibrating grizzly, primary jaw crusher and secondary and tertiary cone crushers. The crushing plant configuration is designed to produce a finely crushed ore ‘product’ suitable for the existing and future ball mills to improve grind size for a more efficient, cost-effective processing of sulphide ore. This new circuit is also expected to help drive increased throughput, recovery percentages and it continues to demonstrate the Company’s overall design philosophy of simplicity, redundancy, and durability (Figures 3a, b and c).

•	The total capital cost of the full mill expansion was budgeted to be approximately $6.0 million, of which approximately $5.5 million has been incurred to date. The expansion to 2,000 tpd was completed on time and on budget, and is the Company’s third successful mill expansion over the last 24 months.

•	Operating cash flow from the expanded 2,000+ tpd processing plant will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) enhancements to the 2,000+ tpd processing plant (and other site upgrades), (ii) exploration and drilling with a focus on potential mineral resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension; (iii) additional capital programs focused on further plant expansions and production growth; and (iv) enhanced CSR/ESG programs.

Operational and Financial Details – Third Quarter and Year to Date 2024

Mining and Processing

•	During the three and nine months ended May 31, 2024, Buckreef Gold regretfully reported one LTI at site. The accident occurred in March 2024, and the employee has since made a full recovery. For the three and nine months ended May 31, 2024, including contractors, Buckreef Gold recorded a safety incident frequency rate of 1 (per million hours). Buckreef Gold had previously achieved, for a second time, 1 million hours lost time injury free work until this incident. The Company’s two main contractors, FEMA Builders Limited (“FEMA”) and STAMICO, recorded a safety incident frequency rate of 0 (per million hours).

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Management’s Discussion and Analysis May 31, 2024

•	During Q3 2024, Buckreef Gold poured 4,628 ounces of gold (Q3 2023: 4,764 ounces) and sold 4,515 ounces of gold (Q3 2023: 4,810 ounces). The slight decrease in gold production in Q3 2024 compared to the prior year period is mainly attributable to a lower average recovery of 79% (Q3 2023: 90%), partially offset by higher mill throughput of 809 tpd (Q3 2023: 740 tpd) and a higher average head grade of 2.52 g/t (Q3 2023: 2.00). The lower average recovery in Q3 2024 was mainly due to a higher proportion of blended material processed in Q3 2024 (22% oxide / 78% sulphide) compared to the prior year period where the mill processed 100% oxide material at a higher average recovery. For the nine months ended May 31, 2024, the Company produced 13,622 ounces of gold and sold 13,361 ounces of gold, a 14% decrease in gold production compared to the prior year period due to lower mill throughput and a lower average recovery. It is expected that the new crushing and milling circuit will produce a finely crushed ore ‘product’ that will help drive increased throughput and recovery percentages and will provide capacity for increased production. Subsequent to Q3 2024, the Company began to realize the benefits of the expanded crushing and milling circuit. Following wet commissioning in June 2024, plant mill throughput has increased to an average of 1,750 tpd, reaching a maximum of 1,873 tpd. This reflects a 116% increase in throughput relative to Q3 2024, on average, while undergoing wet commissioning.

•	The Company is continuing its variable metallurgical work with SGS (South Africa) to determine gold recoveries and strategies across the deposit and at different depths. This work continues to progress with additional work focusing on grind size characteristics of the ore. Following initial metallurgical test work findings (2021) and results from a recent bulk sample (2023) from sulphide ore, the average recovery of 80% during the nine months ended May 31, 2024 is within the anticipated range of initial test-work gold recoveries for sulphide ore (refer to press release dated 6/9/2021) based on the grind size and retention time realized during the first nine months of F2024. Recoveries are expected to stay within the 80% – 82% range for the sulphide ore with the grind size being maintained at 80% passing 75 microns (p80 of 75µ). This grind size was realized during the nine months ended May 31, 2024. Although increasing retention times to those similar to the recent ‘bulk sample’ test (refer to press release dated 6/15/2023) would be expected to increase gold recovery, the Company will, for the remainder of 2024, focus on mill throughput to maximize gold production. In addition, the commissioning of the new crushing circuit with the capacity to process 3,600 to 4,800 tpd is designed to provide a steady and finer feed to the milling section thus improving the grindability and increasing consistent throughput to the mill. Additional anticipated benefits of the new crusher include providing a consistent mill feed with less wear and tear on the ball mills, and therefore reducing maintenance intervals. Upon final commissioning, the additional 1,000 tpd ball mill is also expected to improve grindability and gold recovery.

•	Total ore tonnes mined in Q3 2024 of 105 kt were in line with the prior year period (Q3 2023: 99 kt), however waste tonnes mined decreased to 677 kt (Q3 2023: 875 kt) as drilling and blasting activities were negatively impacted by contractor blast hole drill rig availability. This coincided with mining operations accessing a higher proportion of the harder transitional and sulphide material (compared to the prior year period, which was mainly softer oxide material). During Q3 2024 waste to ore tonnes, contributed to a strip ratio in of 6.5 (waste:ore tonnes) compared to the prior year period (8.8 waste:ore tonnes). In late Q3 2024, blast hole drill rig availability returned to planned levels and mining activity is planned to ramp up over Q4 2024. During the nine months ended May 31, 2024, mining activity provided access to a higher proportion of ore tonnes to waste tonnes compared to the prior year period, contributing to an improved strip ratio of 5.4 (waste:ore tonnes) (2023: 6.8 waste:ore tonnes).

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Management’s Discussion and Analysis May 31, 2024

Fiscal 2024 Production and Cost Outlook

•	Full year gold production guidance is being revised to approximately 20,000 ounces, a decrease from the originally estimated guidance range of 25,000 – 30,000 ounces, and total average cash cost[1] is being revised to approximately $1,100 per ounce, an increase from the original range of $800 - $900 per ounce. F2024 full year gold production has been partially impacted by a delay in accessing the high-grade ore blocks as scheduled in the initial mine sequence. This is primarily due to a delay in timing of planned mining activities as drilling and blasting activities were negatively impacted by contractor blast hole drill rig availability in Q2 and Q3 2024, coupled with the impact of unusually heavy rainy season in Tanzania associated with the El Niño climatic conditions during the nine months ended May 31, 2024, which impacted load and haul operations from the pit. Drill rig availability has returned to planned levels and mining activity is planned to ramp up over Q4 2024 and into F2025. During this period, to maintain prudent capital management and an ability to fund the plant expansion to 2,000 tpd, the Company demonstrated operational flexibility by proactively deferring a portion of waste stripping originally scheduled for F2024, which also limited access to certain high grade ore blocks as scheduled in the initial mine sequence. It is expected that the updated mine sequence will access the originally scheduled ore blocks in early F2025 benefiting production early next fiscal year. The newly expanded processing facility is also expected to have an immediate and positive impact on current operations beginning in Q4 2024 and into F2025, by enhancing ore throughput, gold recovery and gold production from the 2,000 tpd processing plant.

•	Subsequent to Q3 2024, the Company began to realize the benefits of the expansion. Following commencement of the new mill, which started on June 21, 2024, plant mill throughput has increased to an average of 1,750 tpd, and reaching a maximum of 1,873 tpd. This reflects a 116% increase in throughput relative to Q3 2024, on average, while undergoing wet commissioning. Average weekly gold production has also increased to 616 ounces over this same period, an increase in weekly production of 60%, on average, from Q3 2024 production levels. This weekly production run rate is expected to continue over the remainder of July and August 2024, during final plant commissioning and ramp-up, to meet the Company’s revised F2024 production and cost guidance.

Inventory

•	As at May 31, 2024, the ROM pad stockpile contained 334,996 tonnes at an average grade of 1.12 g/t with an estimated 12,024 ounces of contained gold. A further stockpile of crushed mill feed of 752 tonnes at 2.68 g/t containing an estimated 65 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $28.4 million using the London PM Fix gold price of $2,348 per ounce as at May 31, 2024. Since year-end August 31, 2023, the Company added to the ROM pad stockpile (3,282 ounces) but drew down 355 ounces on the crushed ore stockpile to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the nine months ended May 31 2024, the Company processed stockpiled and mined material through the 1,000+ tpd processing plant (which includes 7 large CIL tanks) and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,140 ounces of gold in circuit at May 31, 2024, which reflected an increase of 287 ounces from August 31, 2023, following gold elution and smelting activity during the year.

Tailings Storage (TSF 2.2)

•	During Q2 2024 the initial phase of TSF 2.2 construction was completed. Beginning in Q4 2024, the Company will begin construction of a river training project, in preparation for the placement of the final lift on TSF2.2 to its final approved elevation. This work will consist of minor clearing, box cutting, bulk excavation & compaction of the berm, slope finishing and installation of HDPE liner and final erosion control measures. This final phase of TSF 2.2 construction is planned for Q1 2025, which will provide further storage until the beginning of Q1 2026. Long term solutions are being pursued, including two sites for long term tailings deposition, as well as using thickened tails (dry stacking) with co-disposal with pit waste.

Exploration

•	During the three and nine months ended May 31, 2024, the Company primarily focused on grade control drilling to support mining activity. Exploration drilling for F2024 is now expected to commence during the dry season, beginning in July 2024, and will focus on infill and expansion drilling at Eastern Porphyry, Buckreef West, inferred mineral resources and strike extensions, both to the NE and SW of the Main Zone – which, if successful, has the potential to increase tonnes to higher mineral resource categories.

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Management’s Discussion and Analysis May 31, 2024

Larger Project

•	The larger project, in which the ‘sulphide ore’ encompasses approximately 90+% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, is a key mid-to-long term value driver. Unlocking this value is an important business objective for the Company. The larger project will evaluate the options for a high return large scale operation. It is the goal of the Company to exceed the metrics outlined in the 2020 Technical Report, including annual production, strip ratios and key financial metrics. The Company continues to work with our principal consultants on advancing the larger project, including advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. Concurrent with this work, the Company has started assessing the construction and operation of a significantly larger processing facility.

•	Buckreef Gold has commenced the long-lead items for de-risking the larger project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2-kilometre-long open pit. The field work was completed in early Q3 2023 with consultants SGS Canada Inc (“SGSC”) and Terrane Geoscience Inc; and (ii) the variability metallurgical study for the first 5 - 7 years of potential production of the larger project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit. These holes were shipped to SGS South Africa for metallurgical testing and are nearing completion.

•	The Company, in conjunction with Ausenco Engineering Canada Inc. (“Ausenco”), has identified potential locations for the larger processing plant, tailing storage facilities, potential dry stack tailings facility, waste rock piles and other associated infrastructure. All locations are subject to successful ‘sterilization drilling’, which commenced in Q2 2023, and ongoing planning.

•	During fiscal 2023 (“F2023”), the Company received significant assay results for the metallurgical testing program, the results of which demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization. As part of the upcoming metallurgical variability study, using core from this program, the Company plans to confirm the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. This study, in conjunction with the previously reported 6,500 tonne bulk sample results, is expected to have positive implications for potential plant expansions and a straightforward flow sheet similar to the existing processing plant.

Environmental, Social and Corporate Governance

•	The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the three and nine months ended May 31, 2024.

•	Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

•	An updated Memorandum of Understanding was signed in March 2024 between Buckreef Gold and the Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for F2024 to support priority areas in agreement with the Geita District Council. During Q3 2024, the Company finalized procurement activities, mobilized contractors and commenced construction activities on upgrades to the primary schools, secondary schools and health centers in the Busanda, Kaseme and Lwamgasa districts.

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Management’s Discussion and Analysis May 31, 2024

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) employ a workforce that comprises 100% Tanzanian citizens (129 full-time employees, 471 contract miners and project contractors, 121 part-time/casual employees); (iv) include development and building activities that are focused on maximizing local content; and (v) exhibit a ‘100 mile diet’ by procuring all food locally. In addition, the Company is evaluating utilization of dry stack tailings for the larger project.

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program, including reporting aligned with definitions from the World Economic Forum, and identifying its contributions to the United Nations Sustainable Development Goals over F2024.

Financial

•	During Q3 2024, Buckreef Gold poured 4,628 ounces of gold (Q3 2023: 4,764) and sold 4,515 ounces of gold (Q3 2023: 4,810) at an average realized price[1] of $2,270 per ounce (Q3 2023: $1,959) excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA (“OCIM”) (“average realized price (net)[1]”). For the nine months ended May 31, 2024, gold ounces poured and sold were 13,622 and 13,361 respectively (2023: 15,794 and 16,068), at an average realized price (net)[1] of $2,079 per ounce (2023: $1,819).

•	During Q3 2024, the Company recognized revenue of $10.1 million (Q3 2023: $9.3 million), cost of sales of $5.8 million (Q3 2023: $5.4 million), and cash cost[1] of $1,165 per ounce (Q3 2023: $1,052). The Company generated gross profit of $4.4 million (Q3 2023: $3.9 million) (43% gross profit margin), operating cashflow of $3.1 million (Q3 2023: $3.2 million), and Adjusted EBITDA[1] of $3.9 million (Q3 2023: $3.3 million). The increase in revenue, gross profit and Adjusted EBITDA[1] compared to the prior comparative period is mainly related to a higher average realized price of $2,270 per ounce (Q3 2023: $1,959), partially offset by slightly lower ounces of gold poured and sold.

•	For the nine months ended May 31, 2024, the Company recognized revenue of $27.5 million (2023: $29.1 million), cost of sales of $16.2 million (2023: $15.0 million), and cash cost[1] of $1,104 per ounce (2023: $881). The higher cost of sales and cash cost[1] were primarily due to higher mining and processing costs per tonne related to processing a higher proportion of transitional and sulphide material (compared to oxide material). Following final commissioning of the expanded 2,000 tpd processing facility, it is expected that the higher processing plant throughput will provide greater economies of scale, through higher overhead cost absorption, and therefore benefit cash cost per ounce in Q4 2024 and into F2025. On a year-to-date basis, the Company generated gross profit of $11.3 million (2023: $14.1 million) (41% gross profit margin), net income of $0.2 million (2023: $4.7 million), operating cash flow of $9.3 million (2023: $14.6 million) and Adjusted EBITDA[1] of $9.1 million (2023: $11.6 million). The decrease in revenue, gross profit, net income, operating cashflow and Adjusted EBITDA[1] compared to the prior comparative period is mainly related to lower ounces of gold sold during the nine months ended May 31, 2024 (2023: 16,068 ounces). The decrease in gold production compared to the prior year period was mainly due to lower throughput and a lower average recovery. It is expected that the new crushing circuit will produce a finely crushed ore ‘product’ suitable for the existing and future ball mills. It is expected that the new crushing circuit will help drive increased throughput and recovery percentages and will provide capacity for increased production. It is also expected to improve options for material handling, provide equipment redundancy to eliminate or reduce plant downtime, and improve grind size allowing for more efficient, cost-effective processing of sulphide ore.

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Management’s Discussion and Analysis May 31, 2024

•	For F2024, to mitigate the impact of higher fuel cost associated with diesel genset power usage experienced during F2023, the Company engaged TANESCO, and the regional government to ensure better continuity of grid power as required by Buckreef Gold. In November 2023 a new 33 kilo-volt-ampere (“kVA”) powerline was commissioned by TANESCO, which accesses power from a substation closer to Buckreef (60 km from site as compared to the prior powerline which is located 250 km from site). The connection of the new power line to Buckreef Gold was completed during November 2023 and has provided more stable, consistent power availability for the plant. The Company is evaluating with local experts (CSI Energy) its short term and longer-term power requirements, which may include industrial scale battery power (that can act as a ‘power stabilizer’ and backup power source) to reduce reliance on diesel genset power in the future.

•	As at May 31, 2024, the Company had cash of $7.7 million and working capital of $1.7 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement.

•	In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively. During the three and nine months ended May 31, 2024, gold zero-cost collar contracts for a total of nil and 1,200 gold ounces, respectively (2023 – 3,600 gold ounces and 3,600 gold ounces, respectively) expired unexercised and 1,800 gold ounces and 1,800 gold ounces, respectively (2023 – nil and nil, respectively) were exercised. As at May 31, 2024, no gold zero-cost collar contracts were outstanding. For the three and nine months ended May 31, 2024, realized losses on exercised contracts amounted to $0.2 million and $0.2 million, respectively (2023 - $nil and $nil, respectively).

•	During Q4 2022, the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM. The Agreement requires funds to be made available to the Company in two tranches. During the three months ended November 30, 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew an additional $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months.

•	As at May 31, 2024, the Company recognized $4.9 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the three and nine months ended May 31, 2024, the Company recovered VAT refunds from the TRA of $0.5 million and $3.1 million, respectively (2023: $nil and $nil, respectively).

9

Management’s Discussion and Analysis May 31, 2024

Board of Directors

•	On October 9, 2023, the Company announced the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and acted as Chairman and Director since 2000.

•	On October 23, 2023, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board. Mr. Rakhit has had a prominent career as a highly respected strategist and sought after trusted advisor. His 30+ year career has included senior positions at several global and Canadian investment banks and advisory firms including CIBC, Bank of Nova Scotia, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners. Mr. Rakhit’s distinguished career includes leading over $90 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many well-known transformational transactions and complex capital solutions, that have also encompassed mining companies. The strength of his relationships are characterized by authenticity and trust that will assist the Company in broadening its access to capital markets and its strategic direction at a time of rapid growth for the organization.

Other

•	On January 25, 2024, the Company’s common shares listed on the Toronto Stock Exchange began trading under the symbol “TRX”. The new Canadian ticker symbol now matches the Company’s US ticker symbol, currently trading as “TRX” on the NYSE American exchange. This change is meant to provide better alignment of the Company’s brand within Canadian and United States capital markets.

•	Andrew Cheatle, Chief Operating Officer, is on a leave of absence. In his absence, Gaston Mjwahuzi, General Manager at Buckreef, is carrying out most of the responsibilities of the Chief Operating Officer with assistance from various consultants of TRX Gold.

10

Management’s Discussion and Analysis May 31, 2024

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef (encompassing three prospects), Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note:	Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540 mRL are classified as inferred

Estimates over variable widths of 2 to 40 meters

Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

The Buckreef Gold Project Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes	Grade	In Situ Gold Content
	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the period ended May 31, 2024. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines. (refer to cautionary statement on page 2).

11

Management’s Discussion and Analysis May 31, 2024

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt

31.5°
32°
32.5°
33°
33.5°
34°
-2.5°
-3°
-3.5°
Ukerewe I.
Serengeti Corridor
Ikuza Is.
RUBONDO ISLANDS
Maisome Is.
GAME RESERVE
BIHARAMULO GAME RESERVE
LAKE VICTORIA
Nafuba I.
Speke Gulf
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Lake Nyanza
Nyakafuru
Buzwagi
LEGEND
Gold Mines
Town
Railway
Roads_Victoria
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000

12

Management’s Discussion and Analysis May 31, 2024

Processing Plant and Operations

Select operating, financial and stockpile information from the operation for the three and nine months ended May 31, 2024, follows below:

Select Operating and Financial Data

		Unit	Three months ended May 31, 2024	Three months ended May 31, 2023	Nine months ended May 31, 2024	Nine months ended May 31, 2023
Operating Data
Ore Mined		k tonnes	105	99	291	299
Waste Mined		k tonnes	677	875	1,585	2,026
Total Mined		k tonnes	781	974	1,876	2,325
Strip Ratio		w:o	6.5	8.8	5.4	6.8
Mining Rate		tpd	8,492	10,592	6,848	8,516
Mining Cost		US$/t	$4.48	$3.48	$4.30	$3.26
Plant Ore Milled		k tonnes	74	68	213	237
Head Grade		g/t	2.52	2.00	2.53	2.37
Plant Utilization		%	87	89	87	93
Plant Recovery Rate		%	79	90	80	90
Processing Cost		US$/t	$22.38	$23.19	$24.62	$20.59
Plant Mill Throughput		tpd	809	740	779	870
Gold Ounces Poured		oz	4,628	4,764	13,622	15,794
Gold Ounces Sold		oz	4,515	4,810	13,361	16,068
Financial Data
Revenue[1]	$	('000s)	10,148	9,317	27,536	29,133
Gross Profit	$	('000s)	4,353	3,883	11,342	14,112
Net income (loss)	$	('000s)	(1,656)	(374)	226	4,736
Adjusted EBITDA[2]	$	('000s)	3,934	3,319	9,132	11,619
Operating Cash Flow	$	('000s)	3,115	3,154	9,282	14,580
Average Realized Price (gross)[2]		$/oz	2,248	1,937	2,061	1,813
Average Realized Price (net)[2,3]		$/oz	2,270	1,959	2,079	1,819
Cash Cost[2]		$/oz	1,165	1,052	1,104	881

1 Revenue includes immaterial amounts from the sale of by-product silver and copper.

2 Refer to the "Non-IFRS Performance Measure" section.

3 Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.

13

Management’s Discussion and Analysis May 31, 2024

Operations Discussion

Gold Production and Sales

During Q3 2024, Buckreef Gold poured 4,628 ounces of gold and sold 4,515 ounces of gold at an average realized price (net)1 of $2,270 per ounce. Gold ounces produced and sold reflected a slight decrease relative to the prior year comparative period mainly due to a lower average recovery of 79% (Q3 2023: 90%), partially offset by higher mill throughput of 809 tpd (Q3 2023: 740 tpd) and higher head grade of 2.52 g/t (Q3 2023: 2.00 g/t). The lower recovery in Q3 2024 was mainly due to a higher proportion of blended material processed in Q3 2024 (22% oxide / 78% sulphide) compared to the prior year period where the mill processed 100% oxide material at a higher recovery. For the nine months ended May 31, 2024, the Company produced 13,622 ounces of gold and sold 13,361 ounces of gold, a 14% decrease in gold production compared to the prior year period due to lower throughput and a lower average recovery. The Company is continuing its variable metallurgical work with SGS (South Africa) to determine gold recoveries and strategies across the deposit and at different depths. This work continues to progress with additional work focusing on grind size characteristics of the ore. Following initial metallurgical test work findings (2021) and results from a recent bulk sample (2023) from sulphide ore, the average recovery of 80% during the nine months ended May 31, 2024 is within the anticipated range of initial test-work gold recoveries for sulphide ore (refer to press release dated 6/9/2021) based on the grind size and retention time realized during the first nine months of F2024. Recoveries are expected to stay within the 80% – 82% range for the sulphide ore with the grind size being maintained at 80% passing 75 microns (p80 of 75µ). This grind size was realized during the nine months ended May 31, 2024. Although increasing retention times to those similar to the recent ‘bulk sample’ test (refer to press release dated 6/15/2023) would be expected to increase gold recovery, the Company will, for the remainder of 2024, focus on mill throughput to maximize gold production. In addition, the commissioning of the new crushing circuit with the capacity to process 3,600 to 4,800 tpd is designed to provide a steady and finer feed to the milling section thus improving the grindability and increasing consistent throughput to the mill. Additional anticipated benefits of the new crusher include providing a consistent mill feed with less wear and tear on the ball mills, and therefore reducing maintenance intervals. Once fully commissioned, the new 1,000 tpd ball mill is also expected to improve grindability and gold recovery.

Mining

Total ore tonnes mined in Q3 2024 of 105 kt were in line with the prior year period (Q3 2023: 99 kt), however waste tonnes mined decreased to 677 kt (Q3 2023: 875 kt) as drilling and blasting activities were negatively impacted by contractor blast hole drill rig availability. This coincided with mining operations accessing a higher proportion of the harder transitional and sulphide material (compared to the prior year period, which was mainly softer oxide material). During Q3 2024 waste to ore tonnes, contributed to a strip ratio in of 6.5 (waste:ore tonnes) compared to the prior year period (8.8 waste:ore tonnes). In late Q3 2024, blast hole drill rig availability returned to planned levels and mining activity is planned to ramp up over Q4 2024. During the nine months ended May 31, 2024, mining activity provided access to a higher proportion of ore tonnes to waste tonnes compared to the prior year period, contributing to an improved strip ratio of 5.4 (waste:ore tonnes) (2023: 6.8 waste:ore tonnes).

Mining costs per tonne (variable) primarily reflect contractor mining costs following the re-hiring of FEMA on a contract basis to mine ore, waste, and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $4.48 in Q3 2024 was higher than the prior year comparative period ($3.48) primarily due to an increase in drilling and blasting cost (per tonne). The increase in mining cost in Q3 2024 is directly related to a higher proportion of transitional and sulphide material compared to the prior year period (which was mainly oxide material). On a year-to-date basis, mining costs per tonne of $4.30 were higher than the prior year period ($3.26) primarily due to an increase in drilling and blasting cost as the Company accessed harder sulphide ore during the nine months ended May 31, 2024. The Company is currently evaluating longer term solutions to reduce mining costs, including purchase of loaders, excavators, dozers, and blades, which would replace rental equipment at a lower cost.

14

Management’s Discussion and Analysis May 31, 2024

Processing

During Q3 2024 the processing plant achieved the following statistics: (i) average throughput of 809 tpd (Q3 2023: 740 tpd); (ii) plant availability of 87% (Q3 2023: 89%); and (iii) an average recovery rate of 79% (Q3 2023: 90%). In Q3 2024 the mill processed a higher proportion of blended material (22% oxide / 78% sulphide), compared to 100% oxide material processed in Q3 2023, which impacted throughput, availability, and average recoveries.

As part of an initial phase of the plant expansion project to 2,000 tpd, during Q3 2024 the Company completed construction of the new crushing circuit. The expanded crushing system is now operational and has been fully commissioned. The crushing circuit has been consistently achieving an average of 2,000 tpd of crushed material, reaching a maximum of 2,470 tpd. The new crushing plant, combined with the old crushing circuit, is rated to process 3,600 to 4,800 tpd of ore at full capacity with new equipment comprising: run-of-mine (“ROM”) bin, apron feeder, conveyors, vibrating grizzly, primary jaw crusher and secondary and tertiary cone crushers. The crushing plant configuration is designed to produce a finely crushed ore ‘product’ suitable for the existing and future ball mills to improve grind size for a more efficient, cost-effective processing of sulphide ore. This new circuit is also expected to help drive increased throughput and recovery percentages and it continues to demonstrate the Company’s overall design philosophy of simplicity, redundancy, and durability.

For the three months ended May 31, 2024, processing costs per tonne of $22.38 were slightly lower than the prior year comparative period (Q3 2023: $ 23.19 per tonne) predominantly due to lower fuel costs due to an increase in grid power availability. The connection of the new powerline to Buckreef Gold was completed during November 2023 and has provided more stable, consistent power availability and improved power and fuel costs compared to the prior year comparative period. Following final commissioning of the expanded 2,000 tpd processing facility, it is expected that the higher processing plant throughput will provide greater economies of scale, through higher overhead cost absorption, and therefore benefit processing cost per tonne in Q4 2024 and into F2025.

For the nine months ended May 31, 2024, processing costs per tonne of $24.62 were higher than the prior year comparative period (2023: $20.59 per tonne) predominantly due to higher power costs, higher reagent costs and unplanned maintenance. Higher power costs resulted from a higher proportion of diesel genset power usage than expected, due to inconsistent and unstable grid power availability, low voltage and load shedding from the TANESCO grid powerline during September and October 2024 (~$4/tonne impact compared to prior year). The connection of the new powerline to Buckreef Gold was completed during November 2023 and has provided more stable, consistent power availability and improved power and fuel costs over Q3 2024 and is expected to improve costs for the expanded plant over the remainder of the year and into F2025. Higher reagent costs were mainly due to increased grinding ball and cyanide consumption to process sulphide ore compared to the prior year period which was mainly oxide and transitional material. Higher maintenance costs were mainly related to plant refurbishments, including an overhaul of the crushing circuit, including installation of a new cone crusher, vibrating screen, and mill reline. The plant maintenance and overhaul of the crushing circuit are expected to accommodate longer-term processing of sulphide ore, de-risk the longer-term production profile and improve processing cost per tonne.

15

Management’s Discussion and Analysis May 31, 2024

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at May 31, 2024, the ROM pad stockpile contained 334,996 tonnes at an average grade of 1.12 g/t with an estimated 12,024 ounces of contained gold. A further stockpile of crushed mill feed of 752 tonnes at 2.68 g/t containing an estimated 65 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $28.4 million using the London PM Fix gold price of $2,348 per ounce as at May 31, 2024. Since year-end August 31, 2023, the Company added to the ROM pad stockpile (3,282 ounces) but drew down 355 ounces on the crushed ore stockpile to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the nine months ended May 31 2024, the Company processed stockpiled and mined material through the 1,000+ tpd processing plant (which includes 7 large CIL tanks) and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,140 ounces of gold in circuit at May 31, 2024, which reflected an increase of 287 ounces from August 31, 2023, following gold elution and smelting activity during the year. A summary of the ROM pad and crushed ore stockpile statistics are contained in the table below:

Table: RoM Stockpile Summary (as at 31 May 2024)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	604	1,100	3.51	124
Blended grade	37,568	66,720	1.53	3,287
Medium Grade	57,267	99,924	1.38	4,445
Low Grade	93,463	167,251	0.77	4,167
Total (RoM)	188,902	334,996	1.12	12,024
Crushed Ore (COS)	391	752	2.68	65
Total	189,293	335,748	1.12	12,088

16

Management’s Discussion and Analysis May 31, 2024

Figure 2: 1,000+ tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills (Q1 2024)

Figure 3a: Buckeef Gold new and expanded crushing circuit (Q2 2024)

17

Management’s Discussion and Analysis May 31, 2024

Figure 3b: Buckeef Gold ore moving through new crushing circuit (Q3 2024)

Figure 3c: Buckeef Gold’s new 1,000 tpd ball mill (Q3 2024)

18

Management’s Discussion and Analysis May 31, 2024

Figure 4: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q2 2024 – first lift completed and TSF is now fully operational)

19

Management’s Discussion and Analysis May 31, 2024

Figure 5: Google Earth Satellite Image of Buckreef Gold Infrastructure (July 3rd, 2023)

Note: Google Earth image retrieved on 13 November 2023. Image can be retrieved by entering “Buckreef Gold” into the search engine on Google Earth.

20

Management’s Discussion and Analysis May 31, 2024

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Announced in F2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from 47 meters from the Eastern Porphyry, and 2.94 meters grading at 13.74 g/t, from 43.00 meters in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 7). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

•	Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

Buckreef Gold Exploration – Third Quarter and Year to Date 2024

During the three and nine months ended May 31, 2024, the Company primarily focused on grade control drilling to support mining activity. Exploration drilling for F2024 is expected to commence during the dry season, beginning in July 2024, and will focus on infill and expansion drilling at Eastern Porphyry, Buckreef West, inferred mineral resources and strike extensions, both to the NE and SW of the Main Zone – which, if successful, has the potential to increase tonnes to higher mineral resource categories.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 7. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During F2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

21

Management’s Discussion and Analysis May 31, 2024

Highlights include:

•	Hole BMDD250 intersected 34.8 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

•	Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

•	Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 8). In the latter the trend is aligned to several historical artisanal scale miner pits.

22

Management’s Discussion and Analysis May 31, 2024

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration

BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration

BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration

BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration

BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration

BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration

BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56
							54.0	57.7	3.7	1.73
							77.0	81.0	4.0	0.5

BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47

BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52

BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration

BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration

BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration

BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51
							43.0	52.1	9.1	0.58
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27
							80.3	84.6	4.3	0.96

BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74

BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13
							48.0	51.0	3.0	0.63
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

23

Management’s Discussion and Analysis May 31, 2024

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)

BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							70.00	73.82	3.82	3.10	FP
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.

BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
				Including			27.00	30.00	3.00	10.96
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
							84.00	89.00	5.00	1.07	FP

BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric

BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein

AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9

AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock

AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27

AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

24

Management’s Discussion and Analysis May 31, 2024

Figure 7: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend

N
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
North East
Extension
BR West
Main Zone
Eastern
Porphyry
Southwest
Extension
Anfield
Bingwa
Tembo
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
Date: 8/19/2022
Author: YM
Office: MNEKEZI
Drawing: JM
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
Scale: 1:25000
Newly discovered gold trends

25

Management’s Discussion and Analysis May 31, 2024

Figure 8: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension

390,900 mE
391,200 mE
BUCKREEF GOLD COMPANY
Date: 12/10/2022
Author: IJB
Office: MNEKEZI
Drawing: JM
Scale: 1:3000
BUCKREEF SOUTH
SIGNIFICANT INTERCEPT
MAP
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
0 25 50 100
metres
N
9,657,900 mN
9,657,600 mN
9,657,300 mN
BMDD254
3.80m @ 1.3g/t Au from 56.0m
BMDD256
2.12m @ 1.21g/t Au from 27.88m,
1.67m @ 0.56g/t Au from 43.33m,
3.73m @ 1.73g/t Au from 54.00m,
4.00m @ 0.50g/t Au from 77.00m.
BMDD259
1.50m @ 0.82g/t Au from 82.00m,
2.00m @ 0.71g/t Au from 108.00m,
5.00m @ 0.52g/t Au from 131.00m.
BMDD258
2m @ 1.76g/t Au from 23.00m,
3m @ 0.47g/t Au from 41.00m.
BMDD252
4.70m @ 0.32g/t Au from 34.00m,
19.51m @ 0.74g/t Au from 79.49m.
BMDD248
5.00m @ 0.45g/t Au from 143.00m,
5.48m @ 0.38g/t Au from 192.52m.
BMDD250
3.00m @ 0.42g/t Au from 30.00m,
34.80m @ 1.26g/t Au from 87.20m
Incl. 10m @ 3.08g/t Au from 89.00m
BMDD249
7.60m @ 0.41g/t Au from 120.40m
BMDD267
2m @ 1.41g/t Au from 165m
BMDD275
1.76m @ 0.51g/t Au from 27.48m,
9.08m @ 0.58g/t Au from 43m,
16.47m @ 2.01g/t Au from 53.70
Incl. 7m @ 3.27g/t Au from 56m,
4.32m @ 0.96g/t Au from 80.27m.
BMDD253
3.41m @ 0.96g/t Au from 82.06m
BMDD274
1.65m @ 0.78g/t Au from 39.35m
BMDD273
1.62m @ 0.49g/t Au from 36.08m
BMDD279
5m @ 1.13g/t Au from 41m,
3m @ 0.63g/t Au from 48m,
1.44m @ 2.72g/t Au from 140.56m,
10.49m @ 0.96g/t Au from 148.88m.
BMDD278
8.08m @ 0.65g/t Au from 63.56m,
6.30m @ 1.00g/t Au from 83.00m
3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline

26

Management’s Discussion and Analysis May 31, 2024

Larger Project – Preliminary Metallurgical Results, Ongoing Test Work and Preliminary Results of a Bulk Sample

The Company continues to work on its mid-to-long-term larger project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

•	Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;

•	Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;

•	Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;

•	Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

•	Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 9.

Figure 9: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,659,000
9,658,500 mN
9,658,000 mN
N
BMMT019; 20m @ 2.33 g/t Au from 50m, 5m @ 0.43 g/t Au from 88m, 11m @ 0.55 g/t Au from 100m, 7m @ 0.77 g/t Au from 135m, 9m @ 0.55 g/t Au from 161m, 12m @ 0.75 g/t Au from 200m, 4m @ 0.32 g/t Au from 214m, 7.9m @ 0.55 g/t Au from 222m
BMMT020; 123m @ 2.69 g/t Au from 3m, 2m @ 1.55 g/t Au from 126m, 2m @ 2 g/t Au from 152m, 6m @ 2.62 g/t Au from 202m
BMMT021; 76m @ 0.56 g/t Au from 2m, 3m @ 0.43 g/t Au from 68m, 8m @ 0.54 g/t Au from 118m, 90m @ 1.56 g/t Au from 139m, 7m @ 0.95 g/t Au from 236m
BMMT022; 12m @ 0.3 g/t Au from 42m, 14m @ 0.76 g/t Au from 58m 106m @ 4.19 g/t Au from 85m, 17m @ 1.16 g/t Au from 194m 27m @ 1.79 g/t Au from 213m, 77m @ 3.09 g/t Au from 241m 17m @ 2.95 g/t Au from 321m
BMMT016; 34m @ 2.03 g/t Au from 7m, 27m @ 1.45 g/t Au from 49m 5m @ 0.37 g/t Au from 96m
BMMT018; 29m @ 2.97 g/t Au from 4m, 10m @ 0.34 g/t Au from 43m 84.0m @ 0.64 g/t Au from 57m, 26m @ 0.63 g/t Au from 143m
BMMT009; 121m @ 2.96 g/t Au from 3m, 21m @ 0.79 g/t Au from 127m 5m @ 0.2 g/t Au from 152m
BMMT017; 22m @ 3.30 g/t Au from 4m
BMMT008; 69m @ 1.72g/t Au from 2m
BMMT012; 24m @ 2.26 g/t Au from 4m
BMMT010; 17m @ 3.82 g/t Au from 69m, 10m @ 0.62 g/t Au from 87m, 20m @ 3.28 g/t Au from 100m, 26 @ 3.59 g/t Au from 144m
BMMT004; 17m @ 2.17g/t Au from 4m
BMMT015; 28m @ 10.68 g/t Au from 0m
BMMT006; 11.6m @ 0.59g/t Au from 4m
BMMT005; 21m @ 0.52g/t Au from 0m
BMMT011; 64m @ 1.17 g/t Au from 20m, 29m @ 0.37 g/t Au from 85m 10m @ 2.08 g/t Au from 127m
BMM014; 15m @ 0.59 g/t Au from 27m
LEGEND
Significant Intercept g/t Au
5 to 52.4
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY SIGNIFICANT INTERCEPT MAP
0 25 50 100
metres

27

Management’s Discussion and Analysis May 31, 2024

Table 4: Metallurgy Drill Hole Sample Results Summary

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone

BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone

BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone

BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone

BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining

BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration

BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration

BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration

BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining

BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration

BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining

BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration

BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone

BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration

BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration

BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration

BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration

BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

28

Management’s Discussion and Analysis May 31, 2024

As part of the metallurgical variability study, using core from the 19 hole drill program (18 sampled), the Company plans to assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. In turn, this may have positive implications for potential plant expansions. During F2023, the Company, working with Ausenco, identified a metallurgical laboratory of good renown to complete this work which will encompass the first 5-7 years of production from the sulphide mine and processing operations at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve. The samples were dispatched to SGS South Africa for the metallurgical test work, and the work is progressing well and near to completion.

The samples are being analyzed for:

•	Overall gold recoveries;
•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
•	Any pregnant solution robbing or refractory mineralogy;
•	Acid Mine Drainage (if any) characteristics; and
•	Dry stack tailings characteristics.

Preliminary Bulk Sample Results

During the period May 3rd to May 13th 2023, Buckreef Gold took advantage of adverse wet weather conditions impacting the mine schedule to pivot and process over 6,615 tonnes of fresh (sulphide) ore through the existing processing circuit. The fresh (sulphide) ore performed as expected per the SGS metallurgical study reported previously on December 12, 2023. The results are preliminary, and indicative that the mine can successfully process both oxide and sulphide ore through its existing processing plant circuit.

Highlights include:

•	88.7% gold recovery on fresh (sulphide) mill feed. Early indications are that fresh (sulphide) ore can successfully be processed through existing processing circuit. This is consistent with results from the SGS preliminary study which indicated an 88% gold recovery on a crush – grind – CIL circuit;
•	At a throughput rate of 33.4 tonnes per hour the grinding circuit achieved 80.4% passing 75 microns
•	Approximately 6,615 tonnes of fresh ore processed during the 11-day test period of 3rd May to 13th May 2023;
•	Encouraged by these results to date, the Company will continue to refine the processing circuit in the belief that higher gold recoveries can be achieved.

Geotechnical Analysis Field Work

SGSC – Terrane Geoscience was awarded the geotechnical analysis work for the deeper pit design. Field work included a drilling program that constituted 5 holes for 1,571 meters. Associated detailed field work involving packer tests, downhole televiewer, co-axial rock strength testing and standard geotechnical logging of the footwall and hanging wall lithologies has been completed and analysis of results continues. Selected samples have been sent to a geomechanical laboratory in Canada for further analysis. The results of this work will be instrumental in determining pit slope angles for the ultimate pit. This work is now complete, and results are being incorporated into long term mine plans for optimal and safe open pit ore extraction.

29

Management’s Discussion and Analysis May 31, 2024

Financial Highlights – Third Quarter and Year to Date 2024

For the three months ended May 31, 2024, Buckreef Gold poured 4,628 ounces of gold and sold 4,515 ounces of gold at an average realized price (net)1 of $2,270 per ounce. The Company recognized revenue of $10.1 million for the three months ended May 31, 2024.

Cost of sales, which includes production costs, royalties and depreciation, was $5.8 million generating a gross profit of $4.4 million or 43% during Q3 2024. After general and administrative expenses, revaluation of derivative financial instruments, foreign exchange, interest and other expenses, and income taxes, the Company recorded a net loss of $1.7 million for Q3 2024.

Q3 2024 ounces sold (4,515 ounces) generated positive operating cash flow of $3.1 million. Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger project.

As at May 31, 2024, the Company had a cash balance of $7.7 million and working capital of $1.7 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

For the nine months ended May 31, 2024, Buckreef Gold produced and sold 13,622 and 13,361 ounces of gold, respectively. The Company recognized revenue of $27.5 million and cost of sales was $16.2 million generating a gross profit of $11.3 million or 41%. The Company recorded net income of $0.2 million and generated positive operating cash flow of $9.3 million which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended May 31, 2024, the Company incurred a total of $3.3 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including expenditures related to the plant expansion to 2,000 tpd ($2.6 million), including crushing equipment, construction activities and steel fabrication, study costs related to the larger project ($0.3 million), construction of a significantly expanded TSF ($0.1 million), and capitalized pre-stripping mine development activity with FEMA which is expected to benefit production in Q4 and into F2025.

For the nine months ended May 31, 2024, the Company incurred a total of $8.8 million in cash capital expenditures, mainly related to the plant expansion to 2,000 tpd, construction of an expanded TSF, dewatering pumps to maintain a dry pit during the wet season, study costs related to the larger project, relocation of the powerline to accommodate expanded mining of the pit, and capitalized pre-stripping mine development with FEMA.

30

Management’s Discussion and Analysis May 31, 2024

Selected Financial Information

The following information has been extracted from the Company’s interim condensed consolidated financial statements for the three and nine months ended May 31, 2024, prepared in accordance with IFRS.

$(000's)	As at and for the three months ended May 31, 2024	As at and for the nine months ended May 31, 2024	As at and for the three months ended May 31, 2023	As at and for the nine months ended May 31, 2023
Net (loss) income and comprehensive (loss) income attributable to shareholders	(2,639)	(2,525)	(1,264)	849
Basic (loss) income per share	(0.01)	(0.01)	(0.00)	0.00
Total assets	92,614	92,614	84,173	84,173
Total long term financial liabilities	8,242	8,242	6,517	6,517

Financial Results

Three months ended May 31, 2024

	Three months ended May 31,
	2024	2023
Revenue	$10,148	$9,317
Cost of sales	(5,795)	(5,434)
Gross profit	4,353	3,883
General and administrative expense	(1,383)	(1,634)
Change in fair value of derivative financial instruments	(2,724)	(730)
Foreign exchange	123	153
Interest, net and other expense	(311)	(327)
Income tax expense	(1,714)	(1,719)
Net (loss) and comprehensive (loss)	$(1,656)	$(374)
Net income and comprehensive income attributable to non-controlling interests	983	890
Net (loss) and comprehensive (loss) attributable to shareholders	(2,639)	(1,264)

Revenue

For the three months ended May 31, 2024, the Company recognized revenue of $10.1 million (Q3 2023: $9.3 million). The increase in revenue compared to the prior year comparative period is primarily related to an increase in average realized price, partially offset by slightly lower gold production and lower ounces of gold sold. During the period, the Company sold 4,515 ounces of gold (Q3 2023: 4,810 ounces) at an average realized price (net)1 of $2,270 per ounce (Q3 2023: $1,959 per ounce).

Cost of sales

Cost of sales for the three months ended May 31, 2024, was $5.8 million (Q3 2023: $5.4 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

31

Management’s Discussion and Analysis May 31, 2024

For the three months ended May 31, 2024, the Company recorded production costs of $4.5 million (Q3 2023: $4.4 million) and royalties of $0.8 million (Q3 2023: $0.7 million) based on a 7.3% statutory royalty rate in Tanzania.

Cash cost1 which includes production costs and royalties were $1,165 per ounce (Q3 2023: $1,052 per ounce). The increase in cost of sales and cash cost1 compared to the prior year comparative period is primarily related to higher mining and processing costs in Q3 2024, as the Company mined and processed a higher proportion of sulphide ore (compared to oxide ore in the prior period), which led to an increase in drilling and blasting, reagent, fuel and power consumption, and higher unplanned process plant maintenance. It is expected that the new crushing circuit will improve grind size for a more efficient, cost-effective processing of sulphide ore, improving plant throughput, recovery and processing cost in Q4 2024. It is also expected that the higher processing plant throughput will provide greater economies of scale following commissioning of the expanded 2,000 tpd processing facility, through higher overhead cost absorption, and therefore benefit cash cost per ounce beginning in Q4 2024 and into F2025.

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the three months ended May 31, 2024, the Company recorded depreciation of $0.5 million (Q3 2023: $0.4 million).

General and administrative expenses

During the three months ended May 31, 2024, the Company recorded general and administrative expenses of $1.4 million compared to $1.6 million for the prior year period. The variance compared to the prior year period was mainly due to a decrease in share based expense as a result of timing of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the three months ended May 31, 2024, the Company recorded a loss on change in fair value of derivative financial instruments of $2.7 million compared to a loss of $0.7 million in the prior year period. The loss on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities (valued using the Black Scholes option pricing model) and was principally due to a reduction in the remaining term of the warrants (due to the passage of time), combined with a quarterly increase in the Company’s share price (Q3 2024: $0.48, Q2 2024: $0.33).

Interest and other expense

During the three months ended May 31, 2024, the Company recorded interest and other expense of $0.3 million compared to $0.3 million in the prior year period. This is primarily related to tax related fees and advisory services recorded in Tanzania recorded during the quarter.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended May 31, 2024, the Company recorded income tax expense of $1.7 million (Q3 2023: $1.7 million), comprised of a current income tax expense of $0.4 million (Q3 2023: $0.3 million) and deferred income tax expense of $1.3 million (Q3 2023: $1.4 million) based on current Tanzanian statutory tax rates.

Net income (loss) and comprehensive income (loss)

The Company reported a net loss for the three month period ended May 31, 2024 of $1.7 million ($2.6 million net loss attributable to shareholders, basic and diluted loss per share of $0.01) compared to a net loss of $0.4 million in the prior year period ($1.3 million net loss attributable to shareholders, basic and diluted loss per share of $0.00). The increase in the net loss compared to the prior year comparative period is primarily due to an increased loss on change in fair value of derivative financial instruments of $2.7 million (Q3 2023: $0.7 million loss), partially offset by an increase in gross profit of $4.4 million (Q3 2023: $3.9 million) due to higher revenue as a result of an increase in average realized price (Q3 2024: $2,270, Q3 2023: $1,959 per ounce).

32

Management’s Discussion and Analysis May 31, 2024

Nine months ended May 31, 2024

	Nine months ended May 31,
	2024	2023
Revenue	$27,536	$29,133
Cost of sales	(16,194)	(15,021)
Gross profit	11,342	14,112
General and administrative expense	(5,361)	(5,506)
Change in fair value of derivative financial instruments	(925)	1,670
Foreign exchange	185	211
Interest, net and other expense	(1,229)	(1,368)
Income tax expense	(3,786)	(4,383)
Net income and comprehensive income	$226	$4,736
Net income and comprehensive income attributable to non-controlling interests	2,751	3,887
Net (loss) income and comprehensive (loss) income attributable to shareholders	(2,525)	849

Revenue

For the nine months ended May 31, 2024, the Company recognized revenue of $27.5 million (2023: $29.1 million). The decrease in revenue compared to the prior year comparative period is primarily related to lower gold production and lower ounces of gold sold, partially offset by an increase in average realized price. During the period, the Company sold 13,361 ounces of gold (2023: 16,068 ounces) at an average realized price (net)1 of $2,079 per ounce (2023: $1,819 per ounce).

Cost of sales

Cost of sales for the nine months ended May 31, 2024, was $16.2 million (2023: $15.0 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation.

For the nine months ended May 31, 2024, the Company recorded production costs of $12.7 million (2023: $12.0 million) and royalties of $2.1 million (2023: $2.1 million) based on a 7.3% statutory royalty rate in Tanzania.

The increase in cost of sales, including production costs and royalties, compared to the prior year comparative period is primarily due to higher mining costs and processing costs incurred during the nine months ended May 31, 2024. Mining costs in the nine months ended May 31, 2024 were $4.30 per tonne, which was higher than the prior year comparative period ($3.26) primarily due to an increase in drilling and blasting cost, as mining activity accessed a higher proportion of sulphide ore compared to the prior year period which was mainly oxide ore and transitional material. Processing costs were $24.62 per tonne, which was higher than the prior year comparative period ($20.59) predominantly due to higher power costs in Q1 2024 (related to increased fuel consumption from genset usage compared to grid power in the prior period), higher reagent costs (due to processing of sulphide ore compared to oxide ore in the prior period), and unplanned maintenance due to mill refurbishments, following a full year of the 1,000+ tpd processing plant operating at commercial levels. Cash cost1 of $1,104 per ounce were higher than the prior year period (2023: $881 per ounce) primarily related to higher mining and processing costs, as the Company mined and processed a higher proportion of sulphide ore (compared to oxide ore in the prior period). Following final commissioning of the expanded 2,000 tpd processing facility, it is expected that the higher processing plant throughput will provide greater economies of scale, through higher overhead cost absorption, and therefore benefit cash cost per ounce in Q4 2024 and into F2025.

33

Management’s Discussion and Analysis May 31, 2024

For the nine months ended May 31, 2024, the Company recorded depreciation of $1.4 million (2023: $0.9 million). The increase in depreciation is mainly due to the nine months ended May 31, 2024 reflecting a full nine months of depreciation whereas the prior year comparative period only reflected seven months of depreciation, following commercial production declaration on November 1, 2022.

General and administrative expense

During the nine months ended May 31, 2024, the Company recorded general and administrative expense of $5.4 million compared to $5.5 million for the prior year period. The variance compared to the prior year period was mainly due to a decrease in share based expense as a result of timing of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the nine months ended May 31, 2024, the Company recorded a loss on change in fair value of derivative financial instruments of $0.9 million compared to a gain of $1.7 million in the prior year period. The loss on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities (valued using the Black Scholes option pricing model) and was principally due to a reduction in the remaining term of the warrants (due to the passage of time), combined with an increase in the Company’s share price (Q3 2024: $0.48, Q4 2023: $0.39).

Interest and other expense

During the nine months ended May 31, 2024, the Company recorded interest and other expense of $1.2 million compared to $1.4 million in the prior year period. The decrease is primarily related to a reduction in tax related fees and advisory services recorded in Tanzania recorded during the year.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the nine months ended May 31, 2024, the Company recognized income tax expense of $3.8 million (2023: $4.4 million), comprised of a current income tax expense of $0.8 million (2023: $0.8 million) and deferred income tax expense of $3.0 million (2023: $3.6 million) based on current Tanzanian statutory tax rates.

Net income and comprehensive income

The Company reported net income for the nine month period ended May 31, 2024 of $0.2 million ($2.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.01) compared to net income of $4.7 million in the prior year period ($0.8 million net income attributable to shareholders, basic and diluted earnings per share of $0.00). The decrease in net income compared to the prior year comparative period is primarily due to a loss on change in fair value of derivative financial instruments of $0.9 million (2023: $1.7 million gain), and a decrease in gross profit of $11.3 million (2023: $14.1 million) due lower revenue as a result of lower ounces of gold sold, combined with higher production costs as a result of higher mining and processing cost per tonne.

34

Management’s Discussion and Analysis May 31, 2024

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4

Net (loss) income and comprehensive (loss) income	(1,656)	1,921	(39)	2,309	(374)	(50)	5,160	(2,350)
Net (loss) income and comprehensive (loss) income attributable to:
Non-controlling interests	983	841	927	908	890	1,349	1,648	1,857
Common shareholders	(2,639)	1,080	(966)	1,401	(1,264)	(1,399)	3,512	(4,207)
Net (loss) income and comprehensive (loss) income	(1,656)	1,921	(39)	2,309	(374)	(50)	5,160	(2,350)

During the three months ended May 31, 2024, the Company reported a net loss of $1.7 million ($2.6 million net loss attributable to shareholders), compared to net income of $1.9 million ($1.1 million net income attributable to shareholders) in the prior quarter (Q2 2024). The decrease in net income compared to the prior quarter is primarily due to a loss on change in fair value of derivative financial instruments of $2.7 million (Q2 2024: $1.6 million gain) due to an increase in the Company’s share price from Q2 2023 to Q3 2024.

Liquidity and Capital Resources

At May 31, 2024 the Company had $7.7 million of cash (August 31, 2023 - $7.6 million) and working capital of $1.7 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash) (August 31, 2023 - $4.5 million).

The increase in cash of $0.1 million over August 31, 2023 was primarily due to an increase in operating cash flow (nine months ended May 31, 2024: $9.8 million), partially offset by capital investment in infrastructure and development for Buckreef Gold (nine months ended May 31, 2024: $9.2 million). During the nine months ended May 31, 2024, the Company poured 13,622 ounces of gold, sold 13,361 ounces of gold, and drew down $2.5 million from the OCIM Agreement, all of which contributed to positive operating cash flow of $9.3 million. The increase in operating cash flow was partially offset by an increase in capital expenditures. For the nine months ended May 31, 2024, the Company incurred a total of $8.8 million in cash capital expenditures, mainly related to the plant expansion to 2,000 tpd, construction of an expanded TSF, dewatering pumps to maintain a dry pit during the wet season, study costs related to the larger project, relocation of the powerline to accommodate expanded mining of the pit, and capitalized pre-stripping mine development with FEMA to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in Q4 2024 and F2025.

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement with OCIM. The Agreement requires funds to be made available to the Company in two tranches. During the three months ended November 30, 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew an additional $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months.

35

Management’s Discussion and Analysis May 31, 2024

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively. During the three and nine months ended May 31, 2024, gold zero-cost collar contracts for a total of nil and 1,200 gold ounces, respectively (2023 – 3,600 gold ounces and 3,600 gold ounces, respectively) expired unexercised and 1,800 gold ounces and 1,800 gold ounces, respectively (2023 – nil and nil, respectively) were exercised. As at May 31, 2024, no gold zero-cost collar contracts were outstanding. For the three and nine months ended May 31, 2024, realized losses on exercised contracts amounted to $0.2 million and $0.2 million, respectively (2023 - $nil and $nil, respectively).

To provide the Company with access to additional liquidity, during Q3 2023, the Company announced that it entered into an At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

In addition, to provide the Company with access to supplementary liquidity, during Q2 2022, TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. During Q3 2023, the Company made one sale totaling 200,000 of its common shares to Lincoln Park for total proceeds of $110,000.

As of May 31, 2024, the Company has accumulated losses of $123.9 million since inception (August 31, 2023: $121.4 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2024, these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

36

Management’s Discussion and Analysis May 31, 2024

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 15 of the Unaudited Interim Consolidated Financial Statements for the three and nine months ended May 31, 2024.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR+ on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 3 “Significant Accounting Policies” of the Company’s Unaudited Interim Consolidated Financial Statements for the three and nine months ended May 31, 2024.

37

Management’s Discussion and Analysis May 31, 2024

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2024	May 31, 2023	May 31, 2024	May 31, 2023
Revenue per financial statements	$10,148	$9,317	$27,536	$29,133
Revenue recognized from OCIM prepaid gold purchase agreement	(674)	(743)	(2,090)	(1,485)
Revenue from gold spot sales	9,474	8,574	25,446	27,648
Ounces of gold sold	4,515	4,810	13,361	16,068
Ounces of gold sold from OCIM prepaid gold purchase agreement	(342)	(434)	(1,122)	(867)
Ounces from gold spot sales	4,173	4,376	12,239	15,201
Average realized price (gross)	$2,248	$1,937	$2,061	$1,813
Average realized price net OCIM prepaid gold purchase agreement	$2,270	$1,959	$2,079	$1,819

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and nine months ended May 31, 2024.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2024	May 31, 2023	May 31, 2024	May 31, 2023
Cost of sales per financial statements	$5,795	$5,434	$16,194	$15,021
Less: Depreciation	$(534)	$(376)	$(1,446)	$(863)
Total cash cost	$5,261	$5,058	$14,748	$14,158
Ounces of gold sold	4,515	4,810	13,361	16,068
Cash cost per ounce of gold sold	$1,165	$1,052	$1,104	$881

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

38

Management’s Discussion and Analysis May 31, 2024

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Change in fair value of derivative financial instruments;
•	Accretion related to the provision for reclamation;
•	Share-based compensation expense; and
•	Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and nine months ended May 31, 2024.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2024	May 31, 2023	May 31, 2024	May 31, 2023
Net (loss) income and comprehensive (loss) income per financial statements	(1,656)	(374)	226	4,736
Add:
Depreciation	534	376	1,446	863
Interest and other non-recurring expenses	338	327	1,256	1,368
Income tax expense	1,714	1,719	3,786	4,383
Change in fair value of derivative financial instruments	2,724	730	925	(1,670)
Share-based payment expense	280	541	1,493	1,939
Adjusted EBITDA	3,934	3,319	9,132	11,619

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at May 31, 2024, there were 279,573,427 common shares outstanding, 36,190,769 share purchase warrants outstanding, 2,327,176 RSUs outstanding, nil PSUs/DSUs outstanding, and 15,436,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2023 filed with the SEC on November 29, 2023 and on SEDAR+ as the Company’s Annual Information Form on November 29, 2023.

39

Management’s Discussion and Analysis May 31, 2024

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2023. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2023 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, ICFR and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2023. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2023, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements, and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company continued to develop a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also continued to develop narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party information technology services provider within all key business cycles. Management has been implementing the newly designed internal control framework, conducting testing to ensure implemented controls are operating as intended, and is remediating any identified control gaps.

•	The Company implemented a new enterprise resource planning (“ERP”) system during the year ended August 31, 2023 across the entire group to help automate certain reconciliations and manual processes and to increase the efficiency and accuracy of the financial statement preparation and review process. The ERP also reduced the risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

•	Continued to build an experienced finance team at Buckreef Gold Company Limited, the Company’s operating subsidiary, with several internal personnel changes, including a new site Finance Superintendent and additional headcount to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Continued focus related to preparation of formal accounting memorandums and accounting models to support conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

40

Management’s Discussion and Analysis May 31, 2024

During the year ended August 31, 2023, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified. However, as at August 31, 2023, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness and has engaged a third-party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the remainder of F2024.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TRX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this Q3 2024 MD&A. A copy of this Q3 2024 MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.

41

Management’s Discussion and Analysis May 31, 2024

Endnotes

[1]	Refer to “Non-IFRS Performance Measures” section.

[2]	Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

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